Filed Pursuant to Rule 433

Registration No. 333-181132

DUFF & PHELPS

DUFF & PHELPS ANNOUNCES COMMON STOCK
OFFERING OF 3,000,000 SHARES BY SELLING STOCKHOLDERS

NEW YORK, August 6, 2012  –  Duff & Phelps Corporation (NYSE: DUF), a leading independent financial advisory and investment banking firm, today announced the commencement of an underwritten public offering of 3,000,000 shares of its common stock by certain selling stockholders, including 1,794,556 shares of common stock being sold by Vestar Capital Partners and its affiliates and 1,205,444 shares of common stock being sold by Shinsei Bank, Limited. The selling stockholders will grant the underwriter a 30-day option to purchase up to an additional 450,000 shares. Goldman, Sachs & Co. is acting as the sole underwriter for the offering.

The Company, the selling stockholders, certain existing stockholders, including Lovell Minnick Partners LLC and its affiliates, and the Company's executive officers will agree to a lock-up (subject to certain exceptions) for a period of 30 days after the date of the prospectus supplement for this offering. Duff & Phelps will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus and a related prospectus supplement, which have or will be filed with the SEC.

About Duff & Phelps

As a leading global financial advisory and investment banking firm, Duff & Phelps balances analytical skills, deep market insight and independence to help clients make sound decisions. The firm provides expertise in the areas of valuation, transactions, financial restructuring, alternative assets, disputes and taxation, with more than 1,000 employees serving clients from offices in North America, Europe and Asia. Investment banking services in the United States are provided by Duff & Phelps Securities, LLC; Pagemill Partners; and GCP Securities, LLC. Member FINRA/SIPC. M&A advisory services in the United Kingdom and Germany are provided by Duff & Phelps Securities Ltd. Duff & Phelps Securities Ltd. is authorized and regulated by the Financial Services Authority.